UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 28, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes  ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	28 September 2022
Number	31/22

Early redemption of certain sterling hybrid notes

On 14 October 2015, BHP announced it had priced £600,000,000 of subordinated fixed rate reset notes in the Sterling market at 6.500 per cent. The notes were issued by BHP Billiton Finance Limited and due in 2077 (ISIN XS1309437215), (the “Notes”).

Today, BHP announces that in accordance with its group strategy and strong liquidity position it has given notice to the holders of the Notes that it will exercise its contractual option to redeem and cancel the Notes.

The Notes shall be redeemed on 22 October 2022 (the “Redemption Date”) at their outstanding principal amount plus any accrued interest in accordance with their terms and conditions.

Payment in respect of the Notes will be made on the next business day following the Redemption Date, 24 October 2022.

The terms and conditions of the Notes are available on BHP’s website at the following link: www.bhp.com/investors/debt-investors/debt-investors

Further information on BHP can be found at: bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	Dinesh Bishop
Tel: +61 3 9609 3830	Tel: +61 407 033 909
Mobile: +61 411 071 715

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
Tel: +44 20 7802 7484	Tel: +44 2078 027 144
Mobile: +44 7786 661 683	Mobile: +44 7961 636 432

Americas	Americas

Renata Fernandez	Monica Nettleton
Tel: +56 9 8229 5357	Mobile: +1 416 518 6293

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: September 28, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary